SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company with Authorized Capital
CNPJ n.° 02.558.074/0001-73
NIRE 35300158792

RELEVANT FACT

Telesp Celular Participações S.A., with head-office in the City of São Paulo, State of São Paulo, at Avenida Roque Petroni Jr., number 1.464, 6.º floor (" Company "), in compliance with the provisions in paragraph 1, of article 12, of Instruction CVM number 358/2002, hereby informs that as a result of the increase in the Company's capital approved on November 08, 2004, shareholder Brasilcel N.V., a company organized in accordance with the laws of the Netherlands, with head-office at Strawinskylaan 3105, Amsterdam, Netherlands, enrolled with the CNPJ/MF under nº 05.760.283/0001-93, increased its equity interest in common shares of this Company, by 7.08%, increasing from 291,330,022,831, corresponding to 71.16% of the common shares, to 432,599,784,676, corresponding to 78,24% of the common shares.

São Paulo, January 07, 2005.

TELESP CELULAR PARTICIPAÇÕES S.A.
Paulo Cesar Pereira Teixeira
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.